ONEDIGITAL SECURITIES LLC

**FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))**

DECEMBER 31, 2025

ONEDIGITAL SECURITIES LLC

CONTENTS

CONFIDENTIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-71162

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/01/25   AND ENDING 12/31/25
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ONEDIGITAL SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
        ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11101 SWITZER ROAD, SUITE 200
(No. and Street)

OVERLAND PARK	KS	66210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

DAVID BRANT	(402) 215-1352	david.brant@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ASHLAND PARTNERS & COMPANY LLP
(Name – if individual, state last, first, and middle name)

3512 EXCEL DR, STE 103	MEDFORD	OR	97504
(Address)	(City)	(State)	(Zip Code)

03/01/2010	3783
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT L. MORRIS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ONEDIGITAL SECURITIES LLC _____, as of DECEMBER 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: PRESIDENT _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM

To the Member of OneDigital Securities LLC

Opinion on the Financial Statements

We have audited the accompanying financial statements of OneDigital Securities LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2025, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OneDigital Securities LLC as of December 31, 2025, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of OneDigital Securities LLC's management. Our responsibility is to express an opinion on OneDigital Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to OneDigital Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC have been subjected to audit procedures performed in conjunction with the audit of OneDigital Securities LLC's financial statements.



The supplemental information is the responsibility of OneDigital Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion the Computation of Net Capital Under Rule 15c3-1 of the SEC and the Computation for Determination of the Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the SEC are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ashland Partners & Company LLP

We have served as the Company's auditor since 2025.

Ashland Partners & Company LLP
Medford, Oregon
March 31, 2026

ONEDIGITAL SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

ASSETS

Cash and cash equivalents	$	119,635
Prepaid expenses and other assets		2,522
TOTAL ASSETS	$	122,157

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	5,000
Intercompany payable		74,654
TOTAL LIABILITIES		79,654
MEMBER'S EQUITY		42,503
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	122,157

The accompanying notes are an integral part of these financial statements.

ONEDIGITAL SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES

Commission Fees	$	-
Other income		-
TOTAL REVENUES		-

EXPENSES

Payroll	33,335
Professional fees	20,000
Facilities	8,050
Regulatory	5,654
Other	10,188
TOTAL EXPENSES	77,227

NET INCOME (LOSS)	$	(77,227)

The accompanying notes are an integral part of these financial statements.

ONEDIGITAL SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

MEMBER'S EQUITY, JANUARY 1, 2025	$	(270)
Member's contributions		120,000
Net income (loss)		(77,227)
MEMBER'S EQUITY, DECEMBER 31, 2025	$	42,503

The accompanying notes are a integral part of these financial statements.

ONEDIGITAL SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ (77,227)
Adjustments to reconcile net income (loss) to net	
cash provided by operating activities:	
Depreciation	-
Bad debt recovery	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Prepaid expenses	(317)
Receivable from related parties	-
Accounts payable and accrued expenses	4,308
Due to related party	54,654
NET CASH PROVIDED BY OPERATING ACTIVITIES	(18,582)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	120,000
NET CASH USED BY FINANCING ACTIVITES	120,000
NET CHANGE IN CASH	101,418
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	18,217
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 119,635
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

ONEDIGITAL SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

Note 1 - <u>Organization</u>

OneDigital Securities LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded in July 2022, under the laws of the State of Delaware, and commenced operations on August 1, 2025.

The Company is a single member LLC, wholly owned by Digital Insurance LLC. (the "Sole Member"). The Company was formed to engage in commission sharing.

Note 2 - <u>Summary of Significant Accounting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

<u>Cash and Cash Equivalents</u>

The Company considers cash on deposit and certificates of deposit with a maturity date of three months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by the Federal Deposit Insurance Corporation (FDIC).

<u>Revenue Recognition</u>

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, *Revenue from Contracts with Customers*. Under this standard, revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

For the year ended December 31, 2025, the Company did not generate any revenue from commission sharing. Accordingly, no revenue has been recognized in the accompanying financial statements.

When earned, the Company's revenues are expected to consist primarily of commissions earned on outside broker dealer transactions, which will be recognized upon completion of the related transaction.

<u>Income Taxes</u>

The Company is a single member limited liability company, which is disregarded for income tax purposes, and its member is taxed on the Company's taxable income. Therefore, no provision or liability for federal income taxes have been included in the financial statements. It is expected the Company will declare distributions to the

Note 2 - Summary of Significant Accounting Policies (continued)

member in an amount sufficient to pay the income taxes assessed at the member level that are a result of the pass-through income from the Company. Tax positions are taken based on interpretation of federal, state, and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified or recorded as uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The Chief Operating Decision Maker of the Company is the President, Vincent Morris, referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the Company's private placement of securities as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results. The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

Note 3 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Agreement") with Digital Insurance LLC, OneDigital Investment Advisors LLC and OneDigital Borrower LLC, which are related through common ownership and management. The Agreement covers shared payroll, occupancy and administrative expenses. Direct expenses of the Company are outside the scope of the Agreement and are paid directly by, or reimbursed by, the Company.

Under the Agreement, during the year ended December 31, 2025, the Company incurred $41,385 for its share of covered expenses. The Company owed $74,654 to the related parties at December 31, 2025.

Management has evaluated the terms of the Agreement, with consideration of practical expedients utilized in accordance with ASC 842 – *Leases* and adoption of

Note 3 -   Related Party Transactions (continued)

ASU 2023-01 and determined no right-of-use asset or lease liability is required. Therefore, the Company accounts for its use of office space in accordance with the Agreement on an accrual basis, month-to-month.

Note 4 -   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness for the 1st 12 months after registration, as defined. At December 31, 2025, the Company had net capital of $39,981, which exceeded its requirement of $9,957 by $30,024. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less for the 1st 12 months after registration. At December 31, 2025, this ratio was 1.99:1. After the 1st 12 months, the Company must maintain the normalized ratio of 15:1.

Note 5 -   Commitments and Contingencies

At December 31, 2025, the Company had no standby letters of credit, funding commitments, or other off-balance sheet contractual arrangements. Such financial instruments are recorded when they are funded.

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Note 6 -   Risks and Uncertainties

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash at one financial institution. Although cash balances may exceed the federally insured limits at times, in the opinion of management, they are subject to minimal risk.

Note 7 -   Subsequent Events

Events have been evaluated through March 31, 2026, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

ONEDIGITAL SECURITIES LLC
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2025

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION [1]

NET CAPITAL
Total Member's Equity	$	42,503

DEDUCTIONS AND/OR CHANGES
Non-allowable assets		2,522
NET CAPITAL BEFORE HAIRCUTS		39,981
Haircut		-
NET CAPITAL		39,981
Less: Minimum net capital requirements at 12.5% of aggregate indebtedness ($5,000 if higher)		(9,957)
EXCESS NET CAPITAL	$	30,024

AGGREGATE INDEBTEDNESS
Accounts payable and accrued expenses	$	79,654

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.99

---

[1] There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5 Part IIA as of December 31, 2025.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities. The Company's business activities are limited to commission sharing.



<u>REPORT OF INDEPENDENT REGISERED PUBLIC ACCOUNTING FIRM</u>

To the Member of OneDigital Securities LLC

We have reviewed management's statements, included in the accompanying OneDigital Securities LLC's Exemption Report, in which (1) OneDigital Securities LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to commission sharing. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period August 1, 2025 (registration date) to December 31, 2025 without exception.

OneDigital Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OneDigital Securities LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

Ashland Partners & Company LLP

Ashland Partners & Company LLP
Medford, Oregon
March 31, 2026

www.ashlandpartners.com
Audit and Tax • SOC Exams • GIPS® Verification • Surprise Custody Exams • Agreed Upon Procedures • Cyber Security

14

ONEDIGITAL SECURITIES LLC

EXEMPTION REPORT

OneDigital Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to commission sharing, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period August 1, 2025 (registration date) to December 31, 2025, without exception..

I, Vincent Morris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Date: March 31, 2026

Vincent Morris
President